# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Madison Air Solutions Corp, CIK 0002098430
CUSIP: 55658T105
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 444 WEST LAKE STREET, SUITE 4460, Chicago, Illinois (IL), 60606
Date of event which requires filing of this statement: 05/15/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001137404

## Reporting persons
- Ernesto Bertarelli: type of reporting person: individual (IN); citizenship or place of organization: Switzerland (V8); sole voting power 0; shared voting power 44,841,071; sole dispositive power 0; shared dispositive power 44,841,071; aggregate amount beneficially owned 44,841,071 (25.3% of the class)
  Comment: Rows 6, 8 and 9 include (i) 37,616,998 shares of Class A common stock held by K.C. Armada, LP and (ii) 7,224,073 shares of Class A common stock held by Kedge Capital Principal Opportunities V, LP. Ernesto Bertarelli may be deemed to beneficially own the shares held by K.C. Armada, LP and Kedge Capital Principal Opportunities V, LP.
- KC Armada LP: type of reporting person: partnership (PN); citizenship or place of organization: Jersey (Y9); sole voting power 0; shared voting power 37,616,998; sole dispositive power 0; shared dispositive power 37,616,998; aggregate amount beneficially owned 37,616,998 (21.3% of the class)
  Comment: Rows 6, 8 and 9 represent 37,616,998 shares of Class A common stock held by K.C. Armada, LP.

## Item 1. Issuer
Name of issuer: Madison Air Solutions Corp
Address of issuer's principal executive offices: 444 West Lake Street, Suite 4460 Chicago IL 60606

## Item 2. Person Filing
Name of person filing: This Schedule 13G is filed by Ernesto Bertarelli and K.C. Armada, LP, a Jersey limited partnership (each a "Reporting Person" and collectively the "Reporting Persons").
Address of principal business office or, if none, residence: The principal business address for the Reporting Persons is Gaspe House, 2nd Floor, 66-72 Esplanade, St Helier, JE1 1GH Jersey.
Citizenship: The information set forth in Row 4 of the cover page for each of the Reporting Persons is incorporated herein by reference.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information set forth in Row 9 of the cover page for each of the Reporting Persons is incorporated herein by reference.
Percent of class:
The information set forth in Row 11 of the cover page for each of the Reporting Persons is incorporated herein by reference.

[The percentages of class set forth in this Schedule 13G are calculated based upon an aggregate of 176,888,113 shares of Class A common stock outstanding as of April 17, 2026, as reported in the Issuer's Prospectus on Form 424B4 filed with the Securities and Exchange Commission on April 17, 2026.]
Sole power to vote or to direct the vote: The information set forth in Row 5 of the cover page for each of the Reporting Persons is incorporated herein by reference.
Shared power to vote or to direct the vote: The information set forth in Row 6 of the cover page for each of the Reporting Persons is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information set forth in Row 7 of the cover page for each of the Reporting Persons is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information set forth in Row 8 of the cover page for each of the Reporting Persons is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1: Joint Filing Agreement
Exhibit 99.2: Power of Attorney

## Signatures
- Ernesto Bertarelli: /s/ Edward Butler, Attorney-in-Fact for Ernesto Bertarelli (05/15/2026)
- KC Armada LP: /s/ Andrew Le Gal, Director of Kedge Capital PE FoF GP Limited, General Partner of KC Armada, LP (05/15/2026)